02019470

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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RECEIVED APR - 1 2002 365 SECTION

...UDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stockback Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterHouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (city) New York (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 05 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael E. Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stockback Capital, LLC, as of December 31 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Linda Grimm
Notary Public, State of New York
No. 01GR5046601
Qualified in Queens County
Commission Expires July 17, 20 23

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Member of Stockback Capital LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Stockback Capital LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 22, 2002

PricewaterhouseCoopers LLP

Stockback Capital LLC

(a wholly owned subsidiary of Stockback LLC)
Statement of Financial Condition
As of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Member of
Stockback Capital LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Stockback Capital LLC (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company faces significant uncertainty with regard to the continued operations and support of its sole Member, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the statement of financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

March 22, 2002

PricewaterhouseCoopers LLP

Stockback Capital LLC
Statement of Financial Condition
December 31, 2001

Assets		
Cash and cash equivalents	$	564,101
Cash segregated under federal regulations		177,821
Interest receivable from bank		900
Total assets	$	742,822
Liabilities and member's capital		
Liabilities		
Payable to customers	$	136,990
Payable to Member		55,532
Other		65
Total liabilities		192,587
Member's capital		550,235
Total liabilities and member's capital	$	742,822

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Stockback Capital LLC (the "Company") is a wholly owned subsidiary of Stockback LLC, (the "Member"), formerly named Stockback.com LLC, which in turn is a wholly owned subsidiary of Stockback Holdings, Inc. ("Holdings"). The Company is a single member limited liability company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. In March 2000, the Company commenced its operations as a broker dealer.

The purpose of the Company is to engage in investing activities as determined by the Manager, as described in the Single Member Limited Liability Company Agreement (the "Agreement").

The Company and its affiliates operate a Web site, as part of a consumer stock ownership program ("Consumer Stock Ownership Program"). The Web site allows customers to directly access the Web sites of providers ("Participating Merchants") of goods and services that participate in the Consumer Stock Ownership Program. Under the Consumer Stock Ownership Program, each time a customer of the Consumer Stock Ownership Program makes a purchase from a Participating Merchant, the Participating Merchant will rebate a percentage of the purchase price in cash to the Company for the benefit of the customer. The customer may then choose to either i) use the cash rebates to purchase shares of the Stockback Fund, an affiliated registered investment company, or ii) hold the rebates as cash in a non-interest bearing investment account with the Company.

In November 2001, the Member launched a test marketing of a co-branded credit card that enables cardholders/customers to make purchases using such card and receive a percentage rebate of their aggregate purchases in cash. The card-issuing bank pays such rebates to the Company for the benefit of the cardholder/customer. Customers can earn additional rewards from offline merchants and online merchants that participate in this program. Once rewards are credited to the customers account, they then choose either to i) use the cash rebates to purchase shares of the Stockback Fund, or ii) hold the rebates as cash in a non-interest bearing investment account with the Company.

2. Going Concern

The ability of the Company to continue operating in the upcoming year is dependent upon the financial and operational support of the Member and Holdings. The ability of the Member and Holdings to continue operating in the upcoming year is, in turn, dependent on their ability to obtain additional debt or equity financing. The Member is currently in discussions with venture capitalists and other financial lending institutions, however, there can be no assurance that such additional financing will occur. The potential inability of the Member or Holdings to provide continued business, financial and operational support raises substantial doubt about the Company's ability to continue as a going concern.

3. Significant Accounting Policies

Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of three months or less. Cash segregated under federal regulations represents the amount held on deposit in a special reserve bank account pursuant to SEC Rule 15c3-3.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company itself is not subject to federal and state income taxes; the Member is individually liable for income taxes, if any, on the Company's net taxable income. The Company has not recorded a provision for unincorporated business taxes as the Member or Holdings will pay such taxes, if any, on behalf of the Company.

4. Payable to Customers

Payable to customers represents rebate amounts received from Participating Merchants and from the issuing bank owed to customers.

At December 31, 2001, the Company has potential additional rebates of $73,934, which represent bounties and rebate amounts from Participating Merchants and the issuing bank for purchases using the Stockback co-branded credit card, that were not yet received, due to the terms of the rebate polices in place with each Participating Merchant and the issuing bank.

5. Related Party Transactions

The Member has the sole and entire economic interest in the Company. All items of income, expense, gain and loss, are allocated to the Member in accordance with applicable tax rules and representations.

Under a service agreement between the Company and the Member, the Member pays for all operating expenses and taxes, if any, on behalf of the Company and does not expect to be reimbursed for such expenses.

At December 31, 2001, the Company owed its sole Member $55,532 for amounts advanced to the Company.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under the alternative method for determining net capital under paragraph (f) of SEC Rule 15c3-1, under which the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2001, the Company had net capital of $539,230, which was $289,230 in excess of its required net capital of $250,000.

The Company is also subject to Rule 15c3-3 of the Securities and Exchange Commission. At December 31, 2001, the Company computed the reserve requirements for customers and was required to segregate $136,990 in the special reserve bank account for the exclusive benefit of customers.

7. Subsequent Events

On March 7, 2002, the Board of Trustees of Stockback Trust (the "Trust"), a business trust organized and existing under the laws of the State of Delaware, with respect to the Stockback Fund, adopted a plan to terminate and liquidate the Stockback Fund. The plan shall be effective upon the approval of the shareholders of the Trust.